UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 179TH MEETING OF THE BOARD OF

DIRECTORS HELD ON JULY 27, 2011

1.  DATE, TIME AND PLACE: On the 27th (twenty seventh) day of the month of July 2011, at 10:00 (ten a.m.), at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, São Paulo State.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3.  ATTENDANCE: All members of the Board of Directors ("Board"), the Chief Executive Officer and Chief  Finance and Investor Relations Officer.

Excused Absences: Carlos Alberto Cardoso Moreira, represented by his Substitute, Susan Hanna Stiphan Jabra.

4.  CHAIR: Chairman – Murilo Passos and Secretary –  Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, with the right of free expression and dissent offered, to be filed at the Company's head offices, and its publication in the form of a summary with omission of the signatures of the members was approved.

The votes of the members nominated by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the subjects on the Agenda were examined, the following resolutions were approved by unanimous vote and without any restrictions:

(i)        Cognizance was taken of the activities of the Board Advisory Committees in the month of July;

(ii)       Cognizance was taken of the management highlights and material facts in the month of July, reported by the CEO;

(iii)      Approved the minutes of the 178th Meeting of the Board held on June 29, 2011;

(iv)      Approved, pursuant to the items "o", "p" and "u" of Article 18 of the Bylaws of the Company and pursuant to Board of Executive Officers Resolution No. 2011042, as the parent company of CPFL Geração de Energia S.A. ("CPFL Geração"), owning

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

51% (fifty one percent) of its share capital, shareholder of Centrais Elétricas da Paraíba S.A. ("EPASA"), the awarding of a guarantee via corporate aval, by CPFL Energia, equivalent to 70% (seventy percent) of the value of the new Letter of Bank Guarantee to be signed between EPASA and Banco do Brasil S.A. (“Banco do Brasil”), in view of the long-term financing contracted on 12.29.2009, by EPASA from the Banco do Nordeste do Brasil S.A (“BNB”), and recommended, to the Company’s representatives on EPASA’s Board of Directors, their favorable vote to approve the aforementioned renewal of the Letter of Bank Guarantee as described above.

The directors hereby do note that:

(a) the proposed contracting of Banco of Brasil has been previously submitted to the Related Parties Committee; and

(b) Board members Ivan de Souza Monteiro and Renê Sanda abstained from voting on this matter, given that the Banco do Brasil is a related party to shareholder of the BB CL I Fundo de Investimento em Ações ("BB CL I");

(v)                    Recommended to the Company's representatives on the Board of Directors of a subsidiary, the vote in favor of approving the following matter: (a) Companhia Piratininga de Força e Luz ("CPFL Piratininga"): AMENDMENT TO THE CONTRACTS FOR CONTINUOUS CONSTRUCTION SERVICE AND SCHEDULED MAINTENANCE PROGRAM FOR LINES AND FOR ELECTRIC POWER DISTRIBUTION NETWORKS, URBAN AND RURAL (CCM) (Board of Executive Officers Resolution No. 2011051);

(vi)                   Cognizance was taken and validated regarding the market and macroeconomic scenarios proposed by the Board of Executive Officers, which will be used as a basis for the 2012-2016 strategic planning cycle.

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary. Murilo Passos - Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Palaia, Renê Sanda, Susana Hanna Stiphan Jabra, Ana Dolores M. Carneiro de Novaes and Gisélia Silva - Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.